UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(3) of the Securities Exchange Act of 1934

BANCO ITAÚ CHILE

(formerly known as ITAÚ CORPBANCA)

(Name of Subject Company (Issuer))

Itaú Unibanco Holding S.A.
ITB Holding Brasil Participações Ltda.

(Names of Filing Persons (Offerors))

Common Shares, no par value per share

(Title of Class of Securities)

CL0002841873*

(ISIN Number of Class of Securities)

*The Common Shares are listed on the Santiago Stock Exchange and the Chilean Electronic Exchange under the symbol “ITAUCL.”

American Depositary Shares, each representing one-third of one Common Share

(Title of Class of Securities)

45033E105 (Sponsored ADR)**

(CUSIP Number of Class of Securities)

**CUSIP number of the American Depositary Shares (“ADSs”), each representing one-third of one common share, listed on the New York Stock Exchange

Amendment No. 1

to

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934

Itaú Unibanco Holding S.A.
ITB Holding Brasil Participações Ltda.

(Names of Filing Persons (Offerors))

Common Shares, no par value per share

(Title of Class of Securities)

CL0002841873*

(ISIN Number of Class of Securities)

*The Common Shares are listed on the Santiago Stock Exchange and the Chilean Electronic Exchange under the symbol “ITAUCL.”

American Depositary Shares, each representing one-third of one Common Share

(Title of Class of Securities)

45033E105 (Sponsored ADR)**

(CUSIP Number of Class of Securities)

**CUSIP number of the American Depositary Shares (“ADSs”), each representing one-third of one common share, listed on the New York Stock Exchange

Renato Lulia Jacob

Group Head of Investor Relations

Itaú Unibanco Holding S.A.

Praça Alfredo Egydio de Souza Aranha, 100

04344-902 São Paulo, SP, Brazil

+55 11 2794 3547

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

George Karafotias
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022-6069
+1.212.848.4000

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	N/A	Filing Party:	Itaú Unibanco Holding S.A. ITB Holding Brasil Participações Ltda.

Form or Registration No.:	Schedule TO-T	Date Filed:	June 6, 2023

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☒	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to combined Schedule TO and Schedule 13E-3 Transaction Statement under cover of Schedule TO (together with any exhibits and annexes attached hereto, and as it may be amended or supplemented from time to time, this “Amendment No. 1”) is being filed on behalf of Itaú Unibanco Holding S.A., a company organized under the laws of the Federative Republic of Brazil (“IUH”) and ITB Holding Brasil Participações Ltda., a limited liability company organized under the laws of the Federative Republic of Brazil (“Purchaser”) and an indirect wholly owned subsidiary of IUH. This Amendment No. 1 amends and supplements the Tender Offer Statement on combined Schedule TO and Schedule 13E-3 Transaction Statement under cover of Schedule TO, filed by IUH and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on June 6, 2023 (together with any amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser and IUH to purchase: (1) any and all outstanding common shares, no par value per share (the “Common Shares”) of Banco Itaú Chile (formerly known as Itaú CorpBanca), a publicly-traded special banking corporation (sociedad anónima especial bancaria) organized under the laws of the Republic of Chile (the “Company”), held by U.S. holders (within the meaning of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), which defines a U.S. holder as “any security holder resident in the United States”); and (2) any and all outstanding American Depositary Shares (each of which represents one-third of one Common Share) of the Company (the “ADSs,” and together with the Common Shares, the “Shares”), held by holders, wherever located, in each case other than any Shares owned directly or indirectly by IUH and/or its affiliates, for 8,500 Chilean pesos in cash per Common Share and 2,833.3333 Chilean pesos in cash per ADS (together, the “U.S. Offer Price”), without interest and less (i) any applicable brokerage fees and commissions and (ii) applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated June 6, 2023 (the “U.S. Offer to Purchase”) and other related materials, including the form of acceptance for the Common Shares (the “Common Share Acceptance Form”), the letter of transmittal for ADSs (the “ADS Letter of Transmittal”) and the notice of “guaranteed delivery” for the ADSs (the “ADS Notice of Guaranteed Delivery”) which, together with any amendments or supplements thereto, collectively constitute the “U.S. Offer,” copies of which are attached as Exhibits (a)(1)(A), (a)(1)(C), (a)(1)(B) and (a)(1)(D), respectively, to the Schedule TO. Concurrently with the U.S. Offer, Purchaser is offering to purchase any and all outstanding Common Shares, other than Common Shares currently owned directly or indirectly by IUH and/or its affiliates, including Common Shares held by U.S. Holders (the “Chilean Offer” and, together with the U.S. Offer, the “Offers”). Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meaning given to them in the U.S. Offer to Purchase.

Except as otherwise set forth in this Amendment No. 1, the information set forth in the Schedule TO, the U.S. Offer to Purchase (including all schedules thereto) and the related Common Share Acceptance Form, ADS Letter of Transmittal and ADS Notice of Guaranteed Delivery, remains unchanged and is hereby expressly incorporated by reference to the extent relevant to the items in this Amendment No. 1.

Amendments to the U.S. Offer to Purchase.

The U.S. Offer to Purchase and Items 1 through 13 of the Schedule TO, to the extent such Items 1 through 13 incorporate by reference the information contained in the U.S. Offer to Purchase, are hereby amended and supplemented as follows:

1.	The section of the U.S. Offer to Purchase entitled “Summary Term Sheet — Questions and Answers” is hereby amended and supplemented by amending and supplementing the first sentence of the second paragraph under the question heading “What is the difference between the U.S. Offer and the Chilean Offer?” as follows (new language bolded and underlined; deleted language struck through):

“Although the terms ~~and conditions~~ of the U.S. Offer and the Chilean Offer are substantially the same and the conditions of the U.S. Offer and the Chilean Offer are identical, because of differences in law and market practice between the United States and Chile, the rights of tendering holders pursuant to the U.S. Offer and the Chilean Offer are not identical.”

2.	The following sentence is hereby added to each of the following locations of the U.S. Offer to Purchase: (a) the end of the first paragraph under the question heading “Do you have the financial resources to make payment?” of the section entitled “Summary Term Sheet — Questions and Answers”; and (b) the end of the first paragraph of the section entitled “The U.S. Offer — Section 9. Source and Amount of Funds”:

“There are no alternative financing arrangements or alternative financing plans in the event that Purchaser does not have the necessary funds to pay the offer consideration and related fees and expenses.”

3.	The section of the U.S. Offer to Purchase entitled “Introduction” is hereby amended and supplemented by amending and supplementing the first paragraph under the heading “Cautionary Statement Regarding Forward-Looking Statements” as follows (new language bolded and underlined; deleted language struck through):

“This U.S. Offer to Purchase contains “forward-looking statements” ~~within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act~~. Forward-looking statements made in this U.S. Offer to Purchase are subject to risks and uncertainties. Risks and uncertainties include, among other things: risks related to the U.S. Offer, including uncertainties as to how many of the Company’s securityholders will tender their shares in the U.S. Offer; general economic or industry conditions of areas where Purchaser, IUH or the Company have significant operations or investments (such as a worse economic environment, higher volatility in capital markets, inflation or deflation, changes in demographics, consumer spending, investment or saving habits and the effects of the COVID-19 pandemic on the global economy); exposure to various market risks (particularly interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices); potential losses from early repayments on loan and investment portfolios, declines in value of collateral securing loan portfolios, and counterparty risk; political stability in Chile, Colombia, Brazil, other Latin American countries and the United States; changes in legislation, regulations, taxes, including regulatory capital and liquidity requirements; increased regulation in response to financial crisis; the ongoing war between Russia and Ukraine; changes in access to liquidity and funding on acceptable terms, in particular if resulting from credit spread shifts or downgrades in credit ratings; and other risks and uncertainties discussed in (i) the Company’s filings with the SEC, including the “Item 3. Key Information — D. Risk Factors” and “Forward-Looking Statements” sections of the Company’s most recent annual report on Form 20-F and (ii) the filings with the SEC of IUH, including the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections of IUH’s most recent annual report on Form 20-F. You can obtain copies of the Company’s and IUH’s filings with the SEC for free at the SEC’s website (www.sec.gov). Other factors that may cause actual results to differ materially include those that will be set forth in this U.S. Offer to Purchase, the Tender Offer Statement on Schedule TO filed by Purchaser and IUH, the Transaction Statement on Schedule 13E-3 filed by Purchaser and IUH, the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by the Company, and other tender offer documents filed or to be filed by Purchaser, IUH and the Company. All forward-looking statements in this U.S. Offer to Purchase are qualified in their entirety by this cautionary statement.”

4.	The section of the U.S. Offer to Purchase entitled “Introduction” is hereby amended and supplemented by amending and supplementing the second paragraph under the heading “Cautionary Statement Regarding Forward-Looking Statements” as follows (new language bolded and underlined; deleted language struck through):

“Forward-looking statements include statements that are predictive in nature, which depend upon or refer to future events or conditions, which include words such as “believes,” “plans,” “anticipates,” “estimates,” “expects,” “intends,” “seeks” or similar expressions. In addition, any statements we may provide concerning future financial performance, ongoing business strategies or prospects, and possible future actions, including with respect to our strategy following completion of the Offers and our plans with respect to the Company, are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are subject to risks, uncertainties and assumptions about the Company, economic and market factors and the industry in which the Company does business, among other things. You should not place undue reliance on forward-looking statements, which are based on current expectations, since, while Purchaser believes the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove accurate. This cautionary statement is applicable to all forward-looking statements contained in this U.S. Offer to Purchase and the material accompanying this U.S. Offer to Purchase. These statements are not guarantees of future performance. All forward-looking statements included in this U.S. Offer to Purchase are made as of the date on the front cover of this U.S. Offer to Purchase and, ~~unless otherwise required by applicable law,~~except as required by applicable law, including our obligation under Rules 14d-4 and Rule 14d-6(c) under the Exchange Act to promptly disseminate to shareholders of the Company (including ADS holders) any material change to our tender offer materials, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. Actual events and results may differ materially from those expressed or forecasted in forward-looking statements due to a number of factors.”

5.	The first paragraph of the section of the U.S. Offer to Purchase entitled “Special Factors — Section 2. Purpose of and Reasons for the U.S. Offer; Plans for the Company After the U.S. Offer” under the heading “Reasons for the U.S. Offer” is hereby amended and supplemented as follows (new language bolded and underlined; deleted language struck through):

“IUH and Purchaser are making the Offers to acquire up to all of the outstanding Common Shares (including Common Shares represented by ADSs) not owned directly or indirectly by IUH and/or its affiliates, consistent with IUH’s aim to deploy more capital in Chile and to continue to increase ~~the weight of markets with structural growth in~~ IUH’s business portfolio within Chile. IUH and Purchaser consider Chile a core market for their activities in Latin America and are confident in its long-term fundamentals and economic growth potential. IUH and Purchaser see attractive growth potential within the Chilean market and believe that increasing their percentage ownership of the Company is a desirable means of advancing IUH’s aim of increasing its business investment in Chile.”

6.	The fourth paragraph of the section of the U.S. Offer to Purchase entitled “Special Factors — Section 3. Fairness of the Offer” is hereby amended and supplemented as follows (new language bolded and underlined; deleted language struck through):

“Based on the foregoing considerations, IUH and Purchaser believe that, although IUH and Purchaser will receive all or substantially all of the benefits of any actual improvements in the earnings of the Company in the future if the Offers are completed, IUH and Purchaser will also bear all or substantially all of the risk of the Company going forward, including the risk that improvements in the Company’s earnings will not materialize as a result of new conditions or developments affecting the Company and the continued volatility of general market and economic conditions. In particular, there has been significant uncertainty in Chilean financial markets ~~generally~~ (the difference between the high and low quotes seen in the Índice de Precios Selectivo de Acciones was 27.6% in 2022) and a substantial decline in the equity markets~~, both~~ in the U.S ~~and Chile~~ (the S&P 500 index lost over 18.0% in 2022). Accordingly, by extending the Offers at this time, IUH and Purchaser believe that IUH and Purchaser are offering Unaffiliated Shareholders a fair price considering the premiums being offered and the uncertainty for Unaffiliated Shareholders as to whether maintaining or increasing a current investment in the Company would prove in the future to be an optimal investment strategy.”

7.	The second paragraph from the end of the section of the U.S. Offer to Purchase entitled “Special Factors — Section 3. Fairness of the Offer” is hereby amended and supplemented by adding the following paragraph as a new immediately preceding paragraph:

“Unaffiliated Shareholders who do not tender their Common Shares and/or ADSs may encounter a reduced public market for their Common Shares and/or ADSs since upon completion of the Offers, the number of Shares available and publicly traded will likely be further reduced. Purchaser and IUH have no current intention to de-list the Company’s ADSs from the NYSE; however, the ADSs may be de-listed if the Company fails to satisfy the NYSE’s continuing listing requirements. If that occurs, it could further adversely affect the liquidity and market value of the remaining Shares. If the ADSs are de-listed from the NYSE, we may seek to terminate the Deposit Agreement with the ADS Depositary, in which case holders of ADSs will have the right to receive Common Shares underlying ADSs upon surrender of ADSs and payment of applicable fees to the ADS Depositary. IUH and Purchaser believe that the U.S. Offer remains fair to Unaffiliated Shareholders who decide not to tender into the U.S. Offer as the Common Shares will continue to be listed on the Chilean Stock Exchanges and such holders will continue to have an interest in the Company and the opportunity to participate in the future earnings or growth, if any, of the Company.”

8.	The third (fourth, after giving effect to item 7 above) paragraph from the end of the section of the U.S. Offer to Purchase entitled “Special Factors — Section 3. Fairness of the Offer” is hereby amended and supplemented as follows (new language bolded and underlined; deleted language struck through):

“In addition, the U.S. Offer is not conditioned upon the approval by a majority of the Unaffiliated Shareholders ~~as~~, and the directors of the Company have not retained an unaffiliated representative to act solely on behalf of Unaffiliated Shareholders for purposes of negotiating the terms of the U.S. Offer and/or preparing a report concerning the fairness of the U.S. Offer. Chilean law does not require ~~such~~ Unaffiliated Shareholder approval, and IUH and Purchaser do not believe it is necessary or customary to have this procedural safeguard given that the U.S. Offer is otherwise procedurally fair to Unaffiliated Shareholders because:

(i)	the decision to tender into the U.S. Offer is voluntary~~.~~ such that each of the Unaffiliated Shareholders will be able to decide voluntarily whether or not to tender such holder’s Shares in the U.S. Offer;
(ii)	Unaffiliated Shareholders will have sufficient time to make a decision whether or not to tender, as (A) the U.S. Offer will remain open for a minimum of twenty business days, and (B) if IUH and Purchaser amend the U.S. Offer to include any material additional information, IUH and Purchaser will, extend the U.S. Offer for a sufficient period to allow shareholders to consider the additional information;

(iii)	IUH, Purchaser and their subsidiaries already own a majority stake in the Company, consisting of an aggregate of 141,961,520 Common Shares representing approximately 65.62% of the issued and outstanding Common Shares (including Common Shares represented by ADSs) of the Company and, therefore, the Unaffiliated Shareholders status as minority shareholders predates, and will remain unaffected by, the U.S. Offer; and
(iv)	~~Moreover,~~ pursuant to applicable Chilean banking regulations, a squeeze-out of minority shareholders is not permissible in the case of a Chilean banking corporation and, therefore, no squeeze-out of minority shareholders of the Company will occur in connection with the Offers.”
9.	The ninth paragraph of the section of the U.S. Offer to Purchase entitled “Special Factors — Section 2. Purpose of and Reasons for the U.S. Offer; Plans for the Company After the U.S. Offer” is hereby supplemented by adding the following paragraph as a new immediately preceding paragraph:

“As discussed in “Special Factors — 1. Background of the Offers,” as part of the regular review of IUH’s businesses, IUH’s management reviews its long-term strategic goals and potential ways to address strategic imperatives and industry developments, which includes its equity participation in investees such as the Company. Since April 2016, when the merger that resulted in the creation of the Company (as the surviving entity) was consummated, IUH (through its affiliates) has been the controlling shareholder of the Company and has gradually overtime increased its equity ownership of the Company as a result of contractual obligations (including the exercise of put options) under then existing agreements (including a shareholder agreement) with Corp Group and certain of its affiliates. Corp Group and certain of its affiliates ceased to be a shareholder of the Company as a result of the filing by Corp Group and certain of its affiliates for protection under chapter 11 of the United States Bankruptcy Code in June 2021. In connection with the termination of Corp Group and its affiliates’ ownership of shares of the Company in July 2022, a number of contractual obligations applicable to IUH and its affiliates after the merger ceased to exist, which contributed, from a timing perspective, together with the other factors described under “Special Factors — 3. Fairness of the U.S. Offer” (including general economic environment, the availability of cash at hand for payment of the U.S. Offer Price and fair pricing), to IUH and Purchaser’s decision to proceed with the Offers at this time.”

10.	The first sentence of the last paragraph of the section of the U.S. Offer to Purchase entitled “Special Factors — Section 3. Fairness of the Offer” is hereby amended and supplemented as follows (new language bolded and underlined; deleted language struck through):

“The foregoing discussion of the information and factors considered by IUH and Purchaser in connection with the fairness of the U.S. Offer is not intended to be exhaustive, but ~~IUH and Purchaser believe that~~ it includes all material factors considered by them.”

11.	The section of the U.S. Offer to Purchase entitled “Special Factors — Section 4. Effects of the U.S. Offer” is hereby amended and supplemented by adding the following subsection immediately preceding the subsection entitled “Effects on Market for Common Shares and Registration of Common Shares in the Chilean Securities Registry”:

“Primary Benefits and Detriments of the Offers

The following discussion of the benefits and detriments of the Offers is not intended to be exhaustive and includes only the material factors considered by IUH and Purchaser. In view of the variety of factors considered in connection with their evaluation of the transaction, IUH and Purchaser did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching their determination.

The primary benefits of the Offers to the Company’s Unaffiliated Shareholders include the following:

(i)	The opportunity to receive 8,500 Chilean pesos per Common Share, which represents a premium of approximately 15.44% over the closing price, adjusted per dividends, of Ch$7,363.52 per Common Share (after giving effect to the Reverse Stock Split) on the Santiago Stock Exchange on March 2, 2023 (the last trading day on the Santiago Stock Exchange prior to the first public announcement of the Offers) and 2,833.33 Chilean pesos per ADS which represents a premium of approximately 9.99% over the closing price, adjusted per dividends considering the Observed Exchange Rate published on April 20, 2023, of U.S.$3.16 per ADS on the NYSE on March 2, 2023 (the last trading day on the NYSE prior to the first public announcement of the Offers);

(ii)	The Offers provide the Company’s Unaffiliated Shareholders with certainty of value and immediate liquidity by enabling them to sell all or a portion of their Common Shares and/or ADSs for the U.S. Offer Price, without incurring brokerage costs and other costs typically associated with open market sales; and
(iii)	Upon consummation of the Offers, holders of Common Shares and ADSs that are purchased pursuant to the Offers will not bear the risk of losses that could be generated by the Company’s operations or the risk of a decline in the value of the Company after completion of the Offers.

The primary detriments of the Offers to the Company’s Unaffiliated Shareholders include the following:

(i)	Upon consummation of the Offers, holders of Common Shares and ADSs that are purchased pursuant to the Offers will not have the opportunity to participate in the future earnings, profits and growth of the Company and will not have any right to vote on the Company’s corporate matters;
(ii)	The purchase of Shares pursuant to the Offers will reduce the number of Shares that might otherwise trade publicly and could reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public;
(iii)	The receipt of cash in exchange for Shares will be a taxable transaction for U.S. federal income tax purposes. If holders properly tender Shares and accept payment pursuant to this U.S. Offer to Purchase, such holders will generally recognize taxable gain or loss equal to the difference, if any, between the amount realized on the exchange and such holders’ adjusted tax basis in the tendered Shares; and
(iv)	The purchase of ADSs pursuant to the U.S. Offer may cause the failure of the Company to meet certain criteria for listing on the NYSE, which could cause the ADSs to be involuntarily de-listed, further adversely affecting liquidity and market value of the remaining ADSs held by the public.

The primary benefit of the Offers to IUH and Purchaser include the following:

(i)	IUH and Purchaser will have a greater benefit from any income generated by the Company’s operations and any increase in the value of the Company following the Offers.

The primary detriment of the Offers to IUH and Purchaser include the following:

(i)	IUH and Purchaser will bear a greater portion of the risk of any losses generated by the Company’s operations and any decrease in the value of the Company after completion of the Offers.

The primary detriment of the Offers to the Company and its Affiliates include the following:

(i)	The purchase of ADSs pursuant to the U.S. Offer may cause the failure of the Company to meet certain criteria for listing on the NYSE, which could cause the ADSs to be involuntarily de-listed, further adversely affecting liquidity and market value of the remaining ADSs held by the public.”
12.	The first paragraph of the section of the U.S. Offer to Purchase entitled “Special Factors — Section 9. Risks of Tendering Common Shares in the Chilean Offer Instead of the U.S. Offer” is hereby amended and supplemented as follows (new language bolded and underlined; deleted language struck through):

“U.S. Holders of Common Shares may elect to tender their Common Shares into the Chilean Offer instead of the U.S. Offer. ADSs may only be tendered into the U.S. Offer. Although the terms ~~and conditions~~ of the U.S. Offer and the Chilean Offer are substantially the same and the conditions of the U.S. Offer and the Chilean Offer are identical, because of differences in law and market practice between the United States and Chile, the rights of tendering holders pursuant to the U.S. Offer and the Chilean Offer are not identical.”

13.	The second paragraph of the section of the U.S. Offer to Purchase entitled “The U.S. Offer — Section 11. Conditions to the U.S. Offer” is hereby amended and supplemented as follows (new language bolded and underlined; deleted language struck through):

“The occurrence and/or existence of any of the foregoing conditions will be determined in our ~~sole~~ reasonable discretion. These conditions ~~are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions or~~ may be waived (to the extent legally permissible) by us in whole or in part ~~at any time and from time to time~~ at our sole discretion. Our failure at any time to exercise any of these rights shall not be deemed a waiver of any of these rights~~;~~, and the waiver of any of these rights with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances~~; and each of these rights shall be deemed an ongoing right that may be asserted at any time and from time to time~~. If we waive a condition of the U.S. Offer, we will promptly disseminate such waiver to all shareholders of the Company (including ADS holders) in a manner reasonably designed to inform them of such waiver and extend the U.S. Offer as required by Rules 14d-4, 14d-6, and 14e-1 under the Exchange Act.”

Amendments to the Common Share Acceptance Form.

The Common Share Acceptance Form (and Items 1 through 13 of the Schedule TO, to the extent such Items 1 through 13 incorporate by reference the information contained in such Common Share Acceptance Form) are hereby amended and supplemented as follows:

1.	All references to the consent of the spouse and Article 1277 of the Chilean Civil Code are hereby deleted in their entirety.

Amendments to the U.S. Offer to Purchase and the Other Exhibits to the Schedule TO.

Exhibits (a)(1)(A) through (a)(1)(H) to the Schedule TO (and Items 1 through 13 of the Schedule TO, to the extent such Items 1 through 13 incorporate by reference the information contained in such Exhibits (a)(1)(A) through (a)(1)(H)) are hereby amended and supplemented as follows:

1.	All references regarding the scheduled expiration of the U.S. Offer being “5:30 p.m., New York City time, on July 5, 2023” set forth in the U.S. Offer to Purchase, the ADS Letter of Transmittal, the Common Share Acceptance Form, the ADS Notice of Guaranteed Delivery, and the forms of letters attached as Exhibits (a)(1)(E) through (a)(1)(H) of the Schedule TO, are hereby amended and replaced with “one (1) minute past 11:59 p.m., New York City time, on July 5, 2023”.
2.	All references regarding the U.S. Offer and the Chilean Offer expiring “on the same date and at the same time” set forth in the U.S. Offer to Purchase, the ADS Letter of Transmittal, the Common Share Acceptance Form, the ADS Notice of Guaranteed Delivery, and the forms of letters attached as Exhibits (a)(1)(E) through (a)(1)(H) of the Schedule TO, are hereby amended and replaced to remove “at the same time” and refer only to the U.S. Offer and the Chilean Offer expiring “on the same date”.
3.	The following sentences are hereby added to the end of each of the following locations of the Schedule TO: (a) the second paragraph under the heading “Settlement of the U.S. Offer Price” of the cover page of the U.S. Offer to Purchase entitled “Important”; (b) the paragraph under the heading “Settlement of the U.S. Offer Price” of the section of the U.S. Offer to Purchase entitled “Summary Term Sheet”; (c) the sixth paragraph under the heading “Payment” of the section of the U.S. Offer to Purchase entitled “The U.S. Offer — Section 2. Acceptance for Payment and Payment for Shares”; (d) page two of the ADS Letter of Transmittal; (e) the first paragraph under the heading “Action to be taken to accept the U.S. Offer” of the Common Share Acceptance Form; (f) the first paragraph on page two of the ADS Notice of Guaranteed Delivery; (g) item 2 under the heading “Please note the following” on page two of Exhibit (a)(1)(E); (h) the paragraph beginning at the end of page one and continuing onto page two of Exhibit (a)(1)(F); (i) item 2 under the heading “Please note the following” on page two of Exhibit (a)(1)(G); and (j) the paragraph beginning at the end of page one and continuing onto page two of Exhibit (a)(1)(H):

“If the Expiration Date occurs after the expiration date of the Chilean Offer and at least two business days prior to the Settlement Date, Purchaser undertakes to make payment for Shares tendered into the U.S. Offer on the Settlement Date. If the Expiration Date occurs one business day prior to the Settlement Date or later, Purchaser will make payment for Shares tendered into the U.S. Offer no later than promptly after the Expiration Date. In the event that the U.S. Offer expires one business day prior to the Settlement Date or later, the U.S. Offer Price paid to holders of Shares will be converted into U.S. dollars based on the Observed Exchange Rate published by the Central Bank of Chile in the Official Gazette of Chile on the Expiration Date.”

4.	The following sentence is hereby added to the end of each of the following locations of the Schedule TO: (a) the first paragraph under the question heading “Until what time may I withdraw previously tendered Shares?” of the section of the U.S. Offer to Purchase entitled “Summary Term Sheet — Questions and Answers”; (b) the second paragraph of the section of the U.S. Offer to Purchase entitled “Special Factors — Section 9. Risks of Tendering Common Shares in the Chilean Offer Instead of the U.S. Offer”; (c) the first paragraph under the heading “General” of the section of the U.S. Offer to Purchase entitled “The U.S. Offer — Section 4. Withdrawal Rights”; (d) the last paragraph of the section of the U.S. Offer to Purchase entitled “The U.S. Offer — Section 13. Certain Legal Matters; Regulatory Approvals”; (e) item 4 under the heading “Please note the following” on page two of Exhibit (a)(1)(E); and (f) item 4 under the heading “Please note the following” on page two of Exhibit (a)(1)(G):

“If withdrawal rights in the Chilean Offer are reinstated for a period after the expiration of the Chilean Offer, we will announce such reinstatement by giving notice to The Bank of New York Mellon, followed as promptly as practicable by a public announcement thereof (which, in any event, will be made no later than 9:00 a.m., New York City time), on the first business day on which such withdrawal rights are reinstated. During any period after the expiration of the Chilean Offer in which the withdrawal rights applicable to tenders of Common Shares into the Chilean Offer are reinstated, tenders of Shares into the U.S. Offer may be withdrawn in accordance with the terms of this U.S. Offer to Purchase.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2023

ITAÚ INIBANCO HOLDING S.A.

By:	/s/ Álvaro F. Rizzi Rodrigues
Name:	Álvaro F. Rizzi Rodrigues
Title:	Attorney-in-fact

By:	/s/ Fernando Della Torre Chagas
Name:	Fernando Della Torre Chagas
Title:	Attorney-in-fact

ITB HOLDING BRASIL PARTICIPAÇÕES LTDA.

By:	/s/ Álvaro F. Rizzi Rodrigues
Name:	Álvaro F. Rizzi Rodrigues
Title:	Attorney-in-fact

By:	/s/ Fernando Della Torre Chagas
Name:	Fernando Della Torre Chagas
Title:	Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	U.S. Offer to Purchase, dated June 6, 2023.*
(a)(1)(B)	ADS Letter of Transmittal.*
(a)(1)(C)	Common Share Acceptance Form.*
(a)(1)(D)	ADS Notice of Guaranteed Delivery.*
(a)(1)(E)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees re: Common Shares.*
(a)(1)(F)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees re: ADSs.*
(a)(1)(G)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients re: Common Shares.*
(a)(1)(H)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients re: ADSs.*
(a)(1)(I)	Power of Attorney, dated as of June 1, 2023.*
(a)(5)(A)	Comunicado ao Mercado issued by IUH announcing the tender offer, dated March 2, 2023, attached as Exhibit 99.1 to the Schedule TO-C filed by IUH with the Securities and Exchange Commission on March 3, 2023, and incorporated herein by reference.*
(a)(5)(B)	Comunicado ao Mercado issued by IUH announcing receipt of the last pending regulatory authorization, dated March 29, 2023, attached as Exhibit 99.1 to the Schedule TO-C filed by IUH with the Securities and Exchange Commission on March 30, 2023, and incorporated herein by reference.*
(b)	Not applicable.
(c)	Not applicable.
(d)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table.*

____________________

* Previously filed.

** Filed herewith.